Exhibit 16.1
June 27, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Standard Management Corporation Savings Plan
Ladies and Gentlemen:
We have read Item 4.01 of Form 8-K dated June 27, 2006 of Standard Management Corporation Savings Plan (“Registrant”) and are in agreement with the statement in the first paragraph which states that we declined to stand for re-election as independent auditors for the fiscal year ended December 31, 2005 and with the statements in the second and third paragraphs. We are in agreement with the statement in the fourth paragraph. Management did communicate information to us that if further investigated may impact financial statements to be issued, however we did not advise the Plan with respect to such information.
We have no basis to agree or disagree with other statements of the registrant contained therein.
Very truly yours,
/s/ Clark, Schaefer, Hackett & Co.
Cincinnati, Ohio

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